UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Destination XL Group, Inc.

(Name of Subject Company)

Zodiac Partners II, LLC

(Name of Filing Person (Offeror))

Camac Fund, LP

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25065K104

(CUSIP Number of Class of Securities)

Craig Rosmarin

Chief Financial Officer

1601-1 N Main St #3159, SMB#92283, Jacksonville, FL 32206

(917) 692-1844

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Filing Persons)

Copies to:

Donald R. Reynolds

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, NC 27607

(919) 781-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (“Final Amendment”) constitutes Amendment No. 5 to, and amends and supplements, the Tender Offer Statement on Schedule TO (as amended, together with all exhibits thereto including Exhibits (a)(1)(A) and (a)(1)(B), the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2026 by Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), and Zodiac Partners II, LLC, a Delaware limited liability company (the “Purchaser”, “Zodiac Partners II, LLC”) and an acquisition entity of Camac Fund, The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of Destination XL Group, Inc., a Delaware corporation, at $0.84 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated May 12, 2026 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

This Final Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated herein by reference. Capitalized terms used and not otherwise defined in this Final Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Final Amendment is being filed to report the final results of the Offer, which has expired in accordance with its terms. All information set forth in the Offer to Purchase and the Schedule TO is expressly incorporated by reference herein.

The following information is provided with respect to the results of the Offer:

●	The Offer expired at 5:00 PM, Eastern time, at the end of the day on August 21, 2026.
●	Based on the final count provided by the Depositary, 12,450,814 Shares, representing approximately 23% of the outstanding Shares, were validly tendered and not properly withdrawn prior to the Expiration Time.
●	The conditions to the Offer, including the Minimum Tender Condition, were not satisfied as of the Expiration Time. Accordingly, the Purchaser has not accepted for purchase, and will not accept for purchase, any Shares tendered pursuant to the Offer, and no consideration will be paid to any tendering stockholder.
●	In accordance with the terms of the Offer and Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, all Shares previously tendered and not withdrawn will be promptly returned to the tendering stockholders. The Offer has expired and terminated, and no Shares will be purchased thereunder.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Destination XL Group, Inc.

555 Turnpike Street

Canton, MA 02021

(b)	This Schedule TO relates to the Offer by the Purchaser to purchase all of the issued and outstanding Shares. According to DXL’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2026 (the “DXL FY2025 Form 10-K”), as of March 9, 2026 there were 54,810,511 Shares issued and outstanding, and based on the Purchaser’s review of the DXL FY2025 Form 10-K, we believe as of January 31, 2026, there were approximately 44,000 stock options to purchase Shares, and 1,259,000 restricted stock units outstanding.

(c)	The information set forth under the caption THE OFFER - Section 6 (“Price Range of Shares; Dividends”) and Section 11 (“Background of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c)	The filing companies of this Schedule TO are (i) Camac Fund LP, and (ii) the Purchaser, Zodiac Partners II, LLC. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 9 (“Certain Information Concerning the Purchaser, Zodiac Partners II, LLC, and Camac Fund, LP”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii), (a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.

Subsections (a)(1)(ix) and (xi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER - Section 9 (“Certain Information Concerning the Purchaser, Zodiac Partners II, LLC, and Camac Fund, LP”) and Schedule I attached thereto

THE OFFER - Section 10 (“Source and Amount of Funds”) and Schedule I attached thereto

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 12 (“Purpose of the Offer and the Proposed Merger; Plans for DXL; Statutory Requirements; Approval of the Proposed Merger”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER - Section 12 (“Purpose of the Offer and the Proposed Merger; Plans for DXL; Statutory Requirements; Approval of the Proposed Merger”)

(c) (1)-(7)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER - Section 7 (“Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”)

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 13 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 10 (“Source and Amount of Funds”)

THE OFFER - Section 17 (“Fees and Expenses”)

Item 8. Interest in Securities of the Subject Company.

(a), (b)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE OFFER - Section 9 (“Certain Information Concerning the Purchaser, Zodiac Partners II, LLC, and Camac Fund, LP”) and Schedule I attached thereto

THE OFFER - Section 11 (“Background of the Offer”)

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)

THE OFFER - Section 3 (“Procedure for Tendering Shares”)

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

(a)	Not applicable.

(b)	Not applicable.

Item 11. Additional Information.

(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 7 (“Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”)

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 12 (“Purpose of the Offer and the Proposed Merger; Plans for DXL; Statutory Requirements; Approval of the Proposed Merger”)

THE OFFER - Section 14 (“Conditions of the Offer”)

THE OFFER - Section 15 (“Certain Legal Matters; Regulatory Approvals; Appraisal Rights”)

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Amended Offer to Purchase, dated July 27, 2026.
(a)(1)(B)	Amended Form of Letter of Transmittal.
(a)(5)(A)	Press Release Issued by Zodiac Partners II, LLC on May 12, 2026.
(d)	Equity Commitment Letter between Zodiac Partners II, LLC and Camac Fund LP, dated May 11, 2026.
(b)	Indicative $75 million Revolving Credit Facility Term Sheet (confidential treatment has been requested for certain portions of this exhibit).
107	Amended Filing Fee Exhibit.
(a)(1)(C)	Amended Notice of Guaranteed Delivery.
(e)	Schedule I.
(a)(1)(F)	W-9 Guidelines.
(a)(1)(E)	Amended Letter to Clients.
(h)	Press Release Issued by Zodiac Partners II, LLC on May 21, 2026.
(j)	Press Release Issued by Zodiac Partners II, LLC on June 12, 2026.
(k)	Press Release Issued by Zodiac Partners II, LLC on June 23, 2026.
(d)(2)	Amended Equity Commitment Letter between Zodiac Partners II, LLC and Camac Fund LP, dated June 22, 2026.
(m)	Press Release Issued by Zodiac Partners II, LLC on July 27, 2026.
(n)	Press Release Issued by Zodiac Partners II, LLC on August 24, 2026.*

*	Asterisk describes exhibits filed herewith. No asterisk means the exhibit has been previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2026
Zodiac Partners II, LLC

	By:	/s/ Ziggy Gokea
	Name:	Ziggy Gokea
	Title:	Managing Member

Camac Fund, LP

	By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager of GP